Filed by The PNC Financial Services Group, Inc.

Pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Sterling Financial Corporation

Commission File No. 000-16276

On October 18, 2007, The PNC Financial Services Group, Inc. (“PNC”) issued the following press release announcing its earnings and business results for the quarter ended September 30, 2007:

CONTACTS:

MEDIA:

Brian E. Goerke

(412) 762-4550

corporate.communications@pnc.com

INVESTORS:

William H. Callihan

(412) 762-8257

investor.relations@pnc.com

PNC REPORTS THIRD QUARTER DILUTED EPS OF $1.19

AND ADJUSTED EPS OF $1.37

Adjusted EPS excludes costs of integration and BlackRock incentive shares

Asset quality remains strong

PITTSBURGH, Oct. 18, 2007 – The PNC Financial Services Group, Inc. (NYSE: PNC) today reported net income of $407 million, or $1.19 per diluted share, for the third quarter of 2007, and $1.29 billion, or $3.85 per diluted share, for the first nine months. In the third quarter of 2006, PNC reported net income of $1.5 billion, or $5.01 per diluted share, and in the second quarter of 2007 the company reported $423 million, or $1.22 per diluted share. Net income for the first nine months of 2006 was $2.2 billion, or $7.46 per diluted share. The 2006 periods included a $1.3 billion after-tax gain, or $4.36 per diluted share, from the BlackRock/Merrill Lynch Investment Managers (MLIM) transaction.

“We delivered strong earnings in the third quarter during a time of extreme market volatility. These results validate our diversified, fee-based business model and moderate risk profile, which continued to generate high-quality revenue streams,” said PNC Chairman and Chief Executive Officer James E. Rohr. “Last month we successfully completed the systems conversion of the Mercantile banks, integrating more than 500,000 consumer accounts. This investment in our distribution capabilities positions PNC better to deliver our products and services to a growing and wealthy market.”

On an adjusted basis, PNC earned net income of $469 million, or $1.37 per diluted share, for the third quarter of 2007 compared with $380 million, or $1.28 per diluted share, for the third quarter of 2006 and $434 million, or $1.25 per diluted share, for the prior quarter. Adjusted net income grew 23 percent over third quarter 2006 and was positively impacted by the Mercantile Bankshares Corporation acquisition. In the linked quarter comparison, adjusted net income increased as a result of growth in noninterest income and net interest income somewhat offset by higher noninterest expense and provision for credit losses. Adjustments used in some period-to-period comparisons are explained below.

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PNC Reports Third Quarter Diluted EPS of $1.19 and Adjusted EPS of $1.37 – Page 2

For the first nine months of 2007, the company earned adjusted net income of $1.34 billion, or $4.00 per diluted share, compared with adjusted net income of $1.12 billion, or $3.77 per diluted share, for the first nine months of 2006. Adjusted net income increased 19 percent over the 2006 period. Third and second quarter and year-to-date 2007 adjusted net income exclude the net effects after tax of PNC’s BlackRock long-term incentive plan (LTIP) shares obligation and after-tax integration costs. Third quarter and first nine months of 2006 adjusted net income exclude the gain from the BlackRock/MLIM transaction, $158 million after-tax losses, or $.53 per diluted share, from repositioning PNC’s securities and mortgage loan portfolios, and after-tax integration costs.

To help to better understand trends at PNC, some of the period-to-period comparisons in this release are presented on an adjusted basis. References to adjusted amounts in this release reflect, as applicable, the following types of adjustments: (1) adjusting 2006 periods as if we had recorded our BlackRock investment on the equity method prior to its deconsolidation on September 29, 2006; (2) adjusting to exclude the BlackRock/MLIM transaction gain in the third quarter of 2006, the net effects of PNC’s BlackRock LTIP shares obligation in all 2007 periods, integration costs in all periods, and losses on balance sheet repositioning in the third quarter of 2006; and (3) adjusting, as appropriate, for the tax impact of these adjustments. Details of all adjustments, including reconciliations to reported results under generally accepted accounting principles (GAAP), are included in the Consolidated Financial Highlights section of this release. This section also includes a reconciliation of taxable-equivalent net interest income to net interest income as reported under GAAP.

HIGHLIGHTS

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On September 15 PNC completed the integration of the 11 banks that comprised Mercantile Bankshares Corporation — the largest conversion in company history. PNC now offers the full breadth of its products and services throughout its expanded Mid-Atlantic region, including the Baltimore metropolitan area.

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PNC created positive operating leverage on an adjusted basis in the first nine months of 2007 compared with the first nine months of 2006 as adjusted revenue growth of 20 percent exceeded adjusted noninterest expense growth of 15 percent. Operating leverage on a GAAP basis was negative due to the impact of the third quarter 2006 gain from the BlackRock/MLIM transaction.

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A diverse revenue mix continued to differentiate PNC. Adjusted noninterest income accounted for 58 percent of adjusted total revenue in the third quarter of 2007. All of PNC’s primary businesses grew revenue in the third quarter of 2007 compared with the same quarter of 2006.

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Asset quality remained strong, reflecting PNC’s commitment to maintaining a moderate risk profile. Nonperforming assets to total assets were .22 percent at September 30, 2007 compared with .19 percent at September 30, 2006. Provision for credit losses was $65 million in the third quarter of 2007. Net charge-offs were $49 million in the quarter.

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PNC Reports Third Quarter Diluted EPS of $1.19 and Adjusted EPS of $1.37 – Page 3

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PNC had a strong liquidity position and favorable loan-to-deposit ratio of 84 percent at September 30. Average loans grew 29 percent compared with the third quarter of 2006 and 2 percent compared with the second quarter of 2007. Average deposits increased 21 percent compared with the third quarter of 2006 and were consistent with the linked quarter.

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In the third quarter the company purchased 5.5 million common shares at a cost of $383 million. During the first nine months 10.9 million common shares were purchased at a total cost of $778 million. On October 4 the PNC board of directors authorized a new program to purchase up to 25 million shares of PNC common stock which replaced and terminated the prior common stock repurchase program.

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PNC continues to invest to expand its distribution capabilities. On July 19 PNC announced a definitive agreement to acquire Sterling Financial Corporation based in Lancaster, Pa. with approximately $3.3 billion in assets and a leading deposit share in several central Pennsylvania counties.

Return on average common shareholders’ equity for the third quarter of 2007 was 11.25 percent, or 12.96 percent as adjusted. Return on average common shareholders’ equity for the third quarter of 2006 was 65.94 percent, or 16.88 percent as adjusted. For the second quarter of 2007, return on average common shareholders’ equity was 11.61 percent, or 11.91 percent as adjusted. Return on average common shareholders’ equity for the nine months ended September 30, 2007 was 12.62 percent compared with 33.87 percent for the nine months ended September 30, 2006. Adjusted returns on average common shareholders’ equity for these nine-month periods were 13.10 percent and 17.13 percent, respectively.

BUSINESS SEGMENT RESULTS

Retail Banking

Retail Banking earned $250 million for the quarter compared with $206 million for the year-ago quarter and $227 million for the second quarter of 2007. The 21 percent increase over the third quarter of 2006 and 10 percent increase over the prior quarter were driven by increased fee income, continued customer growth and in the prior year quarter comparison the Mercantile acquisition. The linked quarter increase also benefited from a decline in the provision for credit losses.

Retail Banking overview:

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Customer growth continued. Checking relationships grew by a net 22,000 since June 30, 2007, excluding Mercantile activity. The systems conversion in mid-September of 231 Mercantile branches and 286,000 checking relationships expands PNC’s distribution opportunities to deliver differentiated customer service.

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Noninterest income to total revenue was 46 percent for the third quarter of 2007. Noninterest income for the quarter increased $86 million, or 24 percent, compared with the prior year third quarter and $7 million, or 2 percent, compared with the second quarter of 2007. The growth in fee income from third quarter 2006 was driven by the Mercantile acquisition, higher brokerage and asset management fees, customer growth, and increased revenue from third party loan servicing activities.

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PNC Reports Third Quarter Diluted EPS of $1.19 and Adjusted EPS of $1.37 – Page 4

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Net interest income for the third quarter of 2007 grew $108 million, or 25 percent, compared with the third quarter of 2006 primarily as a result of the Mercantile acquisition. Compared with the linked quarter, net interest income was stable.

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Noninterest expense for the third quarter of 2007 increased $121 million, or 27 percent, compared with the prior year third quarter and remained flat with the second quarter of 2007. The increase in expense from third quarter 2006 was due to the Mercantile acquisition, expenses directly associated with fee income-related businesses and investments in new branches and the credit card program.

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Average loan balances increased $10.4 billion, or 42 percent, over the year-ago quarter and were relatively flat compared to the second quarter of 2007. The growth over the prior year quarter was primarily driven by the Mercantile acquisition and continued growth in small business lending.

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Average deposit balances increased 21 percent over the previous year quarter largely due to the Mercantile acquisition. Average deposit balances declined 2 percent from the linked quarter primarily as a result of PNC’s strategy to focus on relationship customers rather than pursuing higher-rate single service products.

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Assets under management were $77 billion at September 30, 2007, an increase of $25 billion, or 48 percent, compared with September 30, 2006. The increase resulted from the Mercantile acquisition which added $22 billion in assets under management and market performance. Assets under management also benefited from a continued focus on sales activities.

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PNC had 1,072 branches and an ATM network of 3,870 machines at September 30, 2007. Three new branches were opened during the quarter and 15 branches were consolidated, with five consolidations related to the Mercantile integration. PNC continues to focus on branch network optimization.

•	Asset quality remained strong.

Corporate & Institutional Banking

Corporate & Institutional Banking earned $87 million in the third quarter compared with $111 million in the third quarter of 2006 and $122 million in the previous quarter. The decrease in the comparisons was due to higher provision for credit losses and noninterest expense somewhat offset by growth in total revenue.

Corporate & Institutional Banking overview:

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Noninterest income to total revenue was 47 percent for the third quarter of 2007. Corporate service fees increased $30 million, or 23 percent, compared with the prior year quarter and $22 million, or 16 percent, compared with the linked quarter as a result of higher fees from mergers and acquisitions advisory services and commercial mortgage servicing. Other noninterest income declined in the comparisons due to reduced trading revenue and lower net gains on commercial mortgage loan sales as a result of market conditions.

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Net interest income for the third quarter of 2007 grew $26 million, or 15 percent, compared with the third quarter of 2006 and $10 million, or 5 percent, compared with the second quarter of 2007. The increases were a result of deposit and loan growth, the acquisition of ARCS Commercial Mortgage and in the prior year quarter comparison the acquisition of Mercantile.

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Noninterest expense increased $30 million, or 17 percent, compared with the third quarter of 2006 and $19 million, or 10 percent, compared with the linked quarter. The increases relate to the ARCS acquisition, business growth and in the prior year comparison the Mercantile acquisition.

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PNC Reports Third Quarter Diluted EPS of $1.19 and Adjusted EPS of $1.37 – Page 5

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Average loan balances increased $2.9 billion over the prior year third quarter and $.5 billion compared with the second quarter of 2007. The growth from the prior year quarter resulted primarily from the Mercantile acquisition.

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Average deposit balances for the quarter increased $3.1 billion, or 30 percent, compared with the third quarter of 2006. The increase was mainly the result of higher corporate deposits in money market accounts and noninterest-bearing deposits driven by the increase in the commercial mortgage servicing portfolio. On a linked quarter basis, average deposits increased $.9 billion, or 7 percent, due to new client and treasury management services growth.

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Provision for credit losses was $55 million in the third quarter compared with $7 million in the third quarter of 2006 and $17 million in the linked quarter. The increase in the provision was primarily due to growth in total credit exposure and modest credit quality migration.

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The commercial mortgage servicing portfolio was $244 billion at September 30, 2007, an increase of 36 percent from September 30, 2006 and on a linked quarter basis an increase of 10 percent. On July 2, PNC completed its acquisition of ARCS Commercial Mortgage, a leading originator and servicer of multifamily loans for Fannie Mae and Freddie Mac. This acquisition added $13 billion of commercial mortgage servicing in the third quarter.

PFPC

PFPC earned $33 million for the third quarter of 2007 compared with $40 million in the year-earlier period and $32 million in the linked quarter. The prior year quarter results included a $13.5 million benefit from the reversal of deferred taxes related to foreign subsidiary earnings. The increase in earnings compared with the linked quarter reflects the conversion of two new client services during the second quarter of 2007, growth from existing clients, and market appreciation. Servicing revenue increased $20 million, or 10 percent, from the third quarter of 2006 and was fueled by strong fee income growth in transfer agency, offshore operations, managed accounts, advanced output solutions and alternative investments.

PFPC provided accounting/administration services for $922 billion of net fund assets and provided custody services for $497 billion of fund assets as of September 30, 2007 compared with $774 billion and $399 billion, respectively, on September 30, 2006 and $868 billion and $467 billion, respectively, at June 30, 2007. Total fund assets serviced by PFPC were $2.5 trillion at September 30, 2007 compared with asset servicing levels of $2.0 trillion at September 30, 2006 and $2.4 trillion at June 30, 2007.

Other, including BlackRock

The “Other, including BlackRock” category, for the purposes of this release, includes the earnings and gains or losses related to PNC’s equity interest in BlackRock, integration costs, asset and liability management activities including net securities gains or losses and certain trading activities, equity management activities, differences between business segment performance reporting and financial statement reporting under GAAP, corporate overhead, and intercompany eliminations.

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PNC Reports Third Quarter Diluted EPS of $1.19 and Adjusted EPS of $1.37 – Page 6

PNC recorded earnings of $37 million in Other for the quarter compared with earnings of $1.1 billion in the third quarter of 2006 and $42 million in the second quarter of 2007. Other for the current quarter included a net after-tax loss of $32 million related to our BlackRock LTIP shares obligation compared to an insignificant charge in the second quarter of 2007 and higher equity management gains compared with the prior quarter and last year’s third quarter. Other for the third quarter of 2006 included a $1.3 billion after-tax gain from the BlackRock/MLIM transaction.

CONSOLIDATED REVENUE REVIEW

Taxable-equivalent net interest income totaled $767 million for the quarter, an increase of 34 percent, compared with $574 million for the year-earlier period and an increase of 3 percent compared with $746 million for the second quarter of 2007. Net interest income increased over the prior year quarter primarily due to the Mercantile acquisition and, in both comparisons, as a result of prudent balance sheet growth. The net interest margin in the third quarter of 2007 was 3.00 percent compared with 2.89 percent in the year-earlier period and 3.03 percent in the second quarter of 2007.

Noninterest income totaled $990 million for the third quarter of 2007 compared with $2.9 billion for the same quarter in the prior year and $975 million for the second quarter of 2007. Adjusted noninterest income for the third quarter was $1.042 billion compared with $832 million as adjusted for the third quarter of 2006 and $977 million as adjusted for the second quarter of 2007.

The 25 percent increase in adjusted noninterest income compared with the third quarter of 2006 was largely due to the Mercantile acquisition, higher equity management (private equity) gains and growth in asset management revenue, corporate service fees, brokerage and consumer service fees. In the linked quarter comparison, adjusted noninterest income grew 7 percent primarily as a result of higher equity management gains, growth in asset management revenue mainly from BlackRock and an increase in corporate service fees from mergers and acquisitions advisory services and commercial mortgage servicing.

CONSOLIDATED EXPENSE REVIEW

Noninterest expense for the quarter ended September 30, 2007 was $1.099 billion compared with $1.167 billion in the prior year quarter and $1.040 billion for the second quarter of 2007. Third quarter noninterest expense was $1.058 billion as adjusted compared with $872 million as adjusted for the third quarter of 2006 and $1.025 billion as adjusted for the linked quarter.

The increase in adjusted noninterest expense compared to the third quarter of 2006 was a result of the acquisition of Mercantile and investments in growth initiatives while maintaining disciplined expense management. Adjusted noninterest expense compared with the linked quarter reflected higher marketing expenses for PNC’s branding initiative and continued investments in business growth.

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PNC Reports Third Quarter Diluted EPS of $1.19 and Adjusted EPS of $1.37 – Page 7

CONSOLIDATED BALANCE SHEET REVIEW

Total assets were $131.4 billion at September 30, 2007 compared with $98.4 billion at September 30, 2006 and $125.7 billion at June 30, 2007. The increase compared with September 30, 2006 was due to the addition of approximately $21 billion of assets from the Mercantile acquisition, growth in loans and higher securities. The increase compared with the linked quarter end was attributable to higher securities portfolio and loan growth.

Average loans of $64.9 billion for the quarter increased $14.5 billion, or 29 percent, compared with the year-earlier period and increased $1.3 billion, or 2 percent, compared with the second quarter of 2007. The increase in average loans compared with the third quarter of 2006 was primarily a result of the Mercantile acquisition and higher commercial and residential mortgage loans. The increase compared with the linked quarter was due to the purchase of prime quality residential mortgage loans and growth in commercial loans.

Average securities available for sale for the third quarter of 2007 were $27.1 billion, an increase of $5.4 billion, or 25 percent, compared with the third quarter of 2006 and an increase of $.7 billion, or 3 percent, compared with the second quarter of 2007. The increase in securities over the prior year quarter was primarily the result of the Mercantile transaction. Securities available for sale at September 30, 2007 increased by $2.5 billion compared with June 30, 2007. The linked quarter average and period end increases were due to the addition of commercial mortgage-backed and residential mortgage-backed securities as part of the company’s balance sheet management activities.

Average deposits of $78.4 billion grew $13.8 billion, or 21 percent, compared with the third quarter of 2006 and $.2 billion compared with the linked quarter. Average deposits increased from the prior year quarter as a result of the Mercantile acquisition and growth in money market and noninterest-bearing demand deposits. In the linked quarter comparison, average demand and other noninterest-bearing deposits grew $.4 billion largely attributable to treasury management services. Interest-bearing deposits declined by $.2 billion due to lower retail certificates of deposit substantially offset by increases in other time deposits. The decline in retail certificates of deposit was consistent with PNC’s strategy to focus on customer relationships rather than higher-rate single service products.

Average borrowed funds for the third quarter of 2007 were $25.2 billion, an increase of $10.5 billion compared with the third quarter of 2006 and an increase of $3.9 billion compared with the second quarter of 2007. The increase from the prior year quarter was due to the Mercantile acquisition and in both comparisons to fund earning asset growth.

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PNC Reports Third Quarter Diluted EPS of $1.19 and Adjusted EPS of $1.37 – Page 8

PNC’s Tier 1 risk-based capital ratio was an estimated 7.5 percent at September 30, 2007, compared with 10.4 percent at September 30, 2006 and 8.3 percent at June 30, 2007. The decline in the ratio compared with June 30, 2007 was primarily due to the impact of growth in risk-weighted assets and share repurchase. The ratio at September 30, 2006 was impacted by the BlackRock/MLIM transaction which increased capital by $1.6 billion.

ASSET QUALITY REVIEW

Overall asset quality at PNC remained strong despite the challenging credit environment and the company continued to focus on maintaining a moderate risk profile. The provision for credit losses for the third quarter of 2007 was $65 million compared with $16 million in the third quarter of 2006 and $54 million in the second quarter of 2007. The provision in the current quarter was primarily due to growth in total credit exposure and modest credit quality migration.

Net charge-offs for the third quarter of 2007 were $49 million, or .30 percent of average loans, compared with net charge-offs of $47 million, or .37 percent, for the third quarter of 2006 and net charge-offs of $32 million, or .20 percent, for the second quarter of 2007. The increase in net charge-offs compared with the linked quarter related to commercial loans.

Nonperforming assets at September 30, 2007 were $286 million, or .43 percent of total loans and foreclosed assets. Nonperforming assets increased $95 million compared with the balance at September 30, 2006 and $40 million compared with June 30, 2007. The increase over the prior year quarter was due to higher nonaccrual commercial loans and higher nonaccrual commercial real estate loans primarily related to Mercantile.

PENDING ACQUISITIONS

The Yardville National Bancorp transaction is expected to close in October 2007. In the fourth quarter PNC expects to record a one-time after-tax charge for credit and other costs related to the Yardville acquisition. The Sterling Financial Corporation transaction is expected to close in the first quarter of 2008. Both are subject to customary closing conditions, including shareholder approval and, in the case of Sterling, regulatory approval. Regulatory approval has been received for the Yardville transaction. The Yardville systems conversion is scheduled for the first quarter of 2008 and Sterling for the third quarter of 2008. The Yardville acquisition is expected to be accretive in 2008 and Sterling in 2009.

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PNC Reports Third Quarter Diluted EPS of $1.19 and Adjusted EPS of $1.37 – Page 9

CONSOLIDATED FINANCIAL HIGHLIGHTS

The Consolidated Financial Highlights section of this release includes adjusted results for the second and third quarters and first nine months of 2007 and for the third quarter and first nine months of 2006 reflecting, as applicable, the following types of adjustments: (1) the 2006 periods reflect the impact of the deconsolidation of BlackRock on September 29, 2006 by adjusting as if we had recorded our BlackRock investment on the equity method prior to its deconsolidation; (2) adjusting the 2006 periods to exclude the impact of the third quarter 2006 gain on the BlackRock/MLIM transaction and losses on repositioning PNC’s securities and mortgage loan portfolios; (3) adjusting the 2007 periods to exclude the net mark-to-market adjustments on PNC’s remaining BlackRock LTIP shares obligation and, as applicable, the gain PNC recognized in first quarter 2007 in connection with the company’s transfer of BlackRock shares to satisfy a portion of its BlackRock LTIP shares obligation; (4) adjusting all periods to exclude integration costs related to acquisitions and to the BlackRock/MLIM transaction as applicable; and (5) adjusting, as appropriate, for the tax impact of these adjustments. This section also includes a reconciliation of these adjusted amounts to net income, certain components of net income, diluted earnings per share and selected ratios as reported under GAAP, and to GAAP condensed, consolidated income statements, and includes a reconciliation of taxable-equivalent net interest income to net interest income as reported under GAAP. The adjusted amounts and reconciliations are provided so investors, analysts, regulators and others will be better able to evaluate the impact of the BlackRock deconsolidation and certain types of items on our GAAP results for these periods. The absence of other adjusted amounts for periods discussed in this release is not intended to imply that there could not have been other similar types of adjustments for these periods, but any such adjustments would not have been similar in magnitude to the amount of the adjustments shown.

CONFERENCE CALL AND SUPPLEMENTAL FINANCIAL INFORMATION

PNC Chairman and Chief Executive Officer James E. Rohr and Chief Financial Officer Richard J. Johnson will hold a conference call for investors today at 10:30 a.m. Eastern Time regarding the topics addressed in this news release and the related financial supplement. Investors should call five to 10 minutes before the start of the conference call at (800) 990-2718 or (706) 643-0187 (international). The related financial supplement and presentation slides to accompany the conference call remarks may be found at www.pnc.com/investorevents. A taped replay of the call will be available for one week at (800) 642-1687 or (706) 645-9291 (international); enter conference ID 15973806.

In addition, Internet access to the call (listen only) and to PNC’s third quarter 2007 earnings release, supplemental financial information and presentation slides will be available at www.pnc.com/investorevents. A replay of the webcast will be available on PNC’s Web site for 30 days.

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PNC Reports Third Quarter Diluted EPS of $1.19 and Adjusted EPS of $1.37 – Page 10

The PNC Financial Services Group, Inc. (www.pnc.com) is one of the nation’s largest diversified financial services organizations providing retail and business banking; specialized services for corporations and government entities, including corporate banking, real estate finance and asset-based lending; wealth management; asset management and global fund services.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

We make statements in this news release and in the conference call regarding this news release, and we may from time to time make other statements, regarding our outlook or expectations for earnings, revenues, expenses and/or other matters regarding or affecting PNC that are forward-looking statements within the meaning of the Private Securities Litigation Reform Act. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “will,” “forecast,” “project” and other similar words and expressions.

Forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made. We do not assume any duty and do not undertake to update our forward-looking statements. Because forward-looking statements are subject to assumptions and uncertainties, actual results or future events could differ, possibly materially, from those that we anticipated in our forward-looking statements, and future results could differ materially from our historical performance.

Our forward-looking statements are subject to the following principal risks and uncertainties. We provide greater detail regarding some of these factors in our Form 10-K for the year ended December 31, 2006, including in the Risk Factors and Risk Management sections of that report, and in our first and second quarter 2007 Form 10-Qs and other SEC reports. Our forward-looking statements may also be subject to other risks and uncertainties, including those that we may discuss elsewhere in this news release or in our filings with the SEC, accessible on the SEC’s website at www.sec.gov and on or through our corporate website at www.pnc.com under “About PNC – Investor Relations – Financial Information.”

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Our businesses and financial results are affected by business and economic conditions, both generally and specifically in the principal markets in which we operate. In particular, our businesses and financial results may be impacted by —

•	Changes in interest rates and valuations in the debt, equity and other financial markets.

•	Disruptions in the liquidity and other functioning of financial markets, including such disruptions in the markets for real estate and other assets commonly securing financial products.

•	Actions by the Federal Reserve and other government agencies, including those that impact money supply and market interest rates.

•	Changes in our customers’, suppliers’ and other counterparties’ performance in general and their creditworthiness in particular.

•	Changes in customer preferences and behavior, whether as a result of changing business and economic conditions or other factors.

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A continuation of recent turbulence in significant portions of the global financial markets could impact our performance, both directly by affecting our revenues and the value of our assets and liabilities and indirectly by affecting the economy generally.

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Our operating results are affected by our liability to provide shares of BlackRock common stock to help fund BlackRock long-term incentive plan (“LTIP”) programs, as our LTIP liability is adjusted quarterly (“marked-to-market”) based on changes in BlackRock’s common stock price and the number of remaining committed shares, and we recognize gain or loss on such shares at such times as shares are transferred for payouts under the LTIP programs.

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PNC Reports Third Quarter Diluted EPS of $1.19 and Adjusted EPS of $1.37 – Page 11

•	Competition can have an impact on customer acquisition, growth and retention, as well as on our credit spreads and product pricing, which can affect market share, deposits and revenues.

•	Our ability to implement our business initiatives and strategies could affect our financial performance over the next several years.

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Legal and regulatory developments could have an impact on our ability to operate our businesses or our financial condition or results of operations or our competitive position or reputation. Reputational impacts, in turn, could affect matters such as business generation and retention, our ability to attract and retain management, liquidity and funding. These legal and regulatory developments could include: (a) the unfavorable resolution of legal proceedings or regulatory and other governmental inquiries; (b) increased litigation risk from recent regulatory and other governmental developments; (c) the results of the regulatory examination process, our failure to satisfy the requirements of agreements with governmental agencies, and regulators’ future use of supervisory and enforcement tools; (d) legislative and regulatory reforms, including changes to laws and regulations involving tax, pension, education lending, and the protection of confidential customer information; and (e) changes in accounting policies and principles.

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Our business and operating results are affected by our ability to identify and effectively manage risks inherent in our businesses, including, where appropriate, through the effective use of third-party insurance and capital management techniques.

•	Our ability to anticipate and respond to technological changes can have an impact on our ability to respond to customer needs and to meet competitive demands.

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The adequacy of our intellectual property protection, and the extent of any costs associated with obtaining rights in intellectual property claimed by others, can impact our business and operating results.

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Our business and operating results can also be affected by widespread natural disasters, terrorist activities or international hostilities, either as a result of the impact on the economy and financial and capital markets generally or on us or on our customers, suppliers or other counterparties specifically.

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Also, risks and uncertainties that could affect the results anticipated in forward-looking statements or from historical performance relating to our equity interest in BlackRock, Inc. are discussed in more detail in BlackRock’s 2006 Form 10-K, including in the Risk Factors section, and in BlackRock’s other filings with the SEC, accessible on the SEC’s website and on or through BlackRock’s website at www.blackrock.com.

We grow our business from time to time by acquiring other financial services companies, including our pending Sterling Financial Corporation (“Sterling”) and Yardville National Bancorp (“Yardville”) acquisitions. Acquisitions in general present us with risks other than those presented by the nature of the business acquired. In particular, acquisitions may be substantially more expensive to complete (including as a result of costs incurred in connection with the integration of the acquired company) and the anticipated benefits (including anticipated cost savings and strategic gains) may be significantly harder or take longer to achieve than expected. In some cases, acquisitions involve our entry into new businesses or new geographic or other markets, and these situations also present risks resulting from our inexperience in these new areas. As a regulated financial institution, our pursuit of attractive acquisition opportunities could be negatively impacted due to regulatory delays or other regulatory issues. Regulatory and legal issues related to the pre-acquisition operations of an acquired business may cause reputational harm to PNC following the acquisition and integration of the acquired business into ours and may result in additional future costs arising as a result of those issues.

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PNC Reports Third Quarter Diluted EPS of $1.19 and Adjusted EPS of $1.37 – Page 12

ADDITIONAL INFORMATION ABOUT THE PNC/ STERLING FINANCIAL CORPORATION TRANSACTION

The PNC Financial Services Group, Inc. and Sterling Financial Corporation will be filing a proxy statement/prospectus and other relevant documents concerning the merger with the United States Securities and Exchange Commission (the “SEC”). WE URGE INVESTORS TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE MERGER OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors will be able to obtain these documents free of charge at the SEC’s web site at http://www.sec.gov. In addition, documents filed with the SEC by The PNC Financial Services Group, Inc. will be available free of charge from Shareholder Relations at (800) 843-2206. Documents filed with the SEC by Sterling Financial Corporation will be available free of charge from Sterling Financial Corporation by contacting Shareholder Relations at (877) 248-6420.

The directors, executive officers, and certain other members of management and employees of Sterling Financial Corporation are participants in the solicitation of proxies in favor of the merger from the shareholders of Sterling Financial Corporation. Information about the directors and executive officers of Sterling Financial Corporation is included in the proxy statement for its May 8, 2007 annual meeting of shareholders, which was filed with the SEC on April 2, 2007. Additional information regarding the interests of such participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

ADDITIONAL INFORMATION ABOUT THE PNC/YARDVILLE NATIONAL BANCORP TRANSACTION

The PNC Financial Services Group, Inc. and Yardville National Bancorp have filed with the United States Securities and Exchange Commission (the “SEC”) a proxy statement/prospectus and other relevant documents concerning the proposed transaction. YARDVILLE SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER OF PNC AND YARDVILLE, WHICH WAS FIRST MAILED TO YARDVILLE SHAREHOLDERS ON OR ABOUT SEPTEMBER 5, 2007, BECAUSE IT CONTAINS IMPORTANT INFORMATION.

Yardville shareholders may obtain a free copy of the proxy statement/prospectus and other related documents filed by PNC and Yardville with the SEC at the SEC’s web site at http://www.sec.gov. In addition, documents filed with the SEC by PNC will be available free of charge from Shareholder Relations at (800) 843-2206. Documents filed with the SEC by Yardville will be available free of charge from Yardville by contacting Howard N. Hall, Assistant Treasurer’s Office, 2465 Kuser Road, Hamilton, NJ 08690 or by calling (609) 631-6223.

The directors, executive officers, and certain other members of management and employees of Yardville are participants in the solicitation of proxies in favor of the merger from the shareholders of Yardville. Information about the directors and executive officers of Yardville is set forth in its Annual Report on Form 10-K filed on March 30, 2007 for the year ended December 31, 2006, as amended by the Form 10-K/A filed on May 10, 2007. Additional information regarding the interests of such participants is included in the proxy statement/prospectus and the other relevant documents filed with the SEC.

The PNC Financial Services Group, Inc.	Consolidated Financial Highlights (Unaudited)

THREE MONTHS ENDED	As Reported			As Adjusted
Dollars in millions, except per share data	September 30 2007	June 30 2007	September 30 2006	September 30 2007 (a)	June 30 2007 (a)	September 30 2006 (b)
FINANCIAL PERFORMANCE
Revenue
Net interest income (taxable-equivalent basis) (c)	$767	$746	$574	$767	$746	$571
Noninterest income	990	975	2,943	1,042	977	832

Total revenue	$1,757	$1,721	$3,517	$1,809	$1,723	$1,403

Noninterest expense	$1,099	$1,040	$1,167	$1,058	$1,025	$872

Net income	$407	$423	$1,484	$469	$434	$380

Diluted earnings per common share	$1.19	$1.22	$5.01	$1.37	$1.25	$1.28
Cash dividends declared per common share	$.63	$.63	$.55	$.63	$.63	$.55

SELECTED RATIOS (d)
Net interest margin	3.00%	3.03%	2.89%	3.00%	3.03%	2.88%
Noninterest income to total revenue (e)	57	57	84	58	57	60
Efficiency (f)	63	61	33	59	60	62
Return on:
Average common shareholders’ equity	11.25%	11.61%	65.94%	12.96%	11.91%	16.88%
Average assets	1.27	1.38	6.17	1.46	1.41	1.58

Certain prior period amounts included in these Consolidated Financial Highlights have been reclassified to conform with the current period presentation.

(a)	Amounts adjusted to exclude the impact of the following items, in each case, as appropriate, adjusted for the tax impact: (1) the net mark-to-market adjustment on our remaining BlackRock LTIP shares obligation and (2) acquisition and BlackRock/MLIM transaction integration costs. See pages 16-18 for additional information.
(b)	Amounts adjusted to exclude the impact of the following items, in each case, as appropriate, adjusted for the tax impact: (1) the gain on the BlackRock/MLIM transaction, (2) the loss on the securities portfolio rebalancing, (3) BlackRock/MLIM transaction integration costs, and (4) the mortgage loan portfolio repositioning loss. Additionally, the amounts are adjusted as if we had recorded our investment in BlackRock on the equity method. See pages 16-18 for additional information.
(c)	Reconciliations of net interest income on a GAAP basis to taxable-equivalent net interest income are provided on page 19.
(d)	Reconciliations of selected ratios from the “As Reported” (GAAP) basis to the “As Adjusted” basis are provided on page 18.
(e)	Calculated as noninterest income divided by the sum of net interest income (GAAP basis) and noninterest income. Noninterest income for the 2006 period included the impact of BlackRock on a consolidated basis, primarily consisting of asset management fees. Noninterest income for the 2007 periods reflected income from our equity investment in BlackRock included in the “Asset management” line item.
(f)	Calculated as noninterest expense divided by the sum of net interest income (GAAP basis) and noninterest income. Noninterest expense for the 2006 period included the impact of BlackRock on a consolidated basis.

The PNC Financial Services Group, Inc.	Consolidated Financial Highlights (Unaudited)

NINE MONTHS ENDED	As Reported		As Adjusted
Dollars in millions, except per share data	September 30 2007	September 30 2006	September 30 2007 (a)	September 30 2006 (b)
FINANCIAL PERFORMANCE
Revenue
Net interest income (taxable-equivalent basis) (c)	$2,142	$1,699	$2,142	$1,689
Noninterest income	2,956	5,358	2,960	2,581

Total revenue	$5,098	$7,057	$5,102	$4,270

Noninterest expense	$3,083	$3,474	$3,016	$2,618

Net income	$1,289	$2,219	$1,337	$1,123

Diluted earnings per common share	$3.85	$7.46	$4.00	$3.77
Cash dividends declared per common share	$1.81	$1.60	$1.81	$1.60

SELECTED RATIOS (d)
Net interest margin	3.00%	2.92%	3.00%	2.92%
Noninterest income to total revenue (e)	58	76	58	61
Efficiency (f)	61	49	59	62
Return on:
Average common shareholders’ equity	12.62%	33.87%	13.10%	17.13%
Average assets	1.44	3.17	1.50	1.60

Certain prior period amounts included in these Consolidated Financial Highlights have been reclassified to conform with the current period presentation.

(a)	Amounts adjusted to exclude the impact of the following items, in each case, as appropriate, adjusted for the tax impact: (1) the gain recognized in connection with the transfer of BlackRock shares to satisfy a portion of our BlackRock LTIP shares obligation, (2) the net mark-to-market adjustment on our remaining BlackRock LTIP shares obligation, and (3) acquisition and BlackRock/MLIM transaction integration costs. See pages 16-19 for additional information.
(b)	Amounts adjusted to exclude the impact of the following items, in each case, as appropriate, adjusted for the tax impact: (1) the gain on the BlackRock/MLIM transaction, (2) the loss on the securities portfolio rebalancing, (3) BlackRock/MLIM transaction integration costs, and (4) the mortgage loan portfolio repositioning loss. Additionally, the amounts are adjusted as if we had recorded our investment in BlackRock on the equity method. See pages 16-19 for additional information.
(c)	Reconciliations of net interest income on a GAAP basis to taxable-equivalent net interest income are provided on page 19.
(d)	Reconciliations of selected ratios from the “As Reported” (GAAP) basis to the “As Adjusted” basis are provided on page 18.
(e)	Calculated as noninterest income divided by the sum of net interest income (GAAP basis) and noninterest income. Noninterest income for the 2006 period included the impact of BlackRock on a consolidated basis, primarily consisting of asset management fees. Noninterest income for the 2007 period reflected income from our equity investment in BlackRock included in the “Asset management” line item.
(f)	Calculated as noninterest expense divided by the sum of net interest income (GAAP basis) and noninterest income. Noninterest expense for the 2006 period included the impact of BlackRock on a consolidated basis.

The PNC Financial Services Group, Inc.	Consolidated Financial Highlights (Unaudited)

	Three months ended			Nine months ended
In millions	September 30 2007	June 30 2007	September 30 2006	September 30 2007	September 30 2006
BUSINESS EARNINGS SUMMARY (a) (c)
Retail Banking (b)	$250	$227	$206	$678	$581
Corporate & Institutional Banking (b)	87	122	111	341	328
PFPC	33	32	40	96	93
Other, including BlackRock (b) (c)	37	42	1,127	174	1,217

Total consolidated net income (d)	$407	$423	$1,484	$1,289	$2,219

(a)	Our business segment information is presented based on our management accounting practices and management structure. We refine our methodologies from time to time as our management accounting practices are enhanced and our businesses and management structure change. Certain prior period amounts have been reclassified to conform with the current period presentation.
(b)	Amounts for 2007 include Mercantile, beginning with the acquisition closing on March 2, 2007.
(c)	We consider BlackRock to be a separate reportable business segment but have combined its results with Other for this presentation. Our Quarterly Report on Form 10-Q for the third quarter of 2007 will provide additional business segment disclosures for BlackRock.
(d)	See pages 13-14 and 16-17.

BALANCE SHEET DATA	September 30 2007 (a)	June 30 2007 (a)	September 30 2006
Dollars in millions, except per share data
Assets	$131,366	$125,651	$98,436
Loans, net of unearned income	65,760	64,714	48,900
Allowance for loan and lease losses	717	703	566
Securities available for sale	28,430	25,903	19,512
Loans held for sale	3,004	2,562	4,317
Goodwill and other intangibles	8,935	8,658	4,008
Equity investments	5,975	5,584	5,130
Deposits	78,409	77,221	64,572
Borrowed funds	27,453	24,516	14,695
Shareholders’ equity	14,539	14,504	10,758
Common shareholders’ equity	14,532	14,497	10,751
Book value per common share	43.12	42.36	36.60
Common shares outstanding (millions)	337	342	294
Loans to deposits	84%	84%	76%

ASSETS ADMINISTERED (billions)
Managed	$77	$77	$52
Nondiscretionary	112	111	89

FUND ASSETS SERVICED (billions)
Accounting/administration net assets	$922	$868	$774
Custody assets	497	467	399

CAPITAL RATIOS
Tier 1 risk-based (b)	7.5%	8.3%	10.4%
Total risk-based (b)	10.8	11.8	13.6
Leverage (b)	6.8	7.3	9.4
Tangible common equity (c)	5.2	5.5	7.5
Common shareholders’ equity to assets	11.1	11.5	10.9

ASSET QUALITY RATIOS
Nonperforming loans to total loans	.38%	.34%	.34%
Nonperforming assets to total loans and foreclosed assets	.43	.38	.39
Nonperforming assets to total assets	.22	.20	.19
Net charge-offs to average loans (for the three months ended)	.30	.20	.37
Allowance for loan and lease losses to loans	1.09	1.09	1.16
Allowance for loan and lease losses to nonperforming loans	290	322	339

(a)	Amounts for 2007 include Mercantile, beginning with the acquisition closing on March 2, 2007.
(b)	The ratios as of September 30, 2007 are estimated.
(c)	Common shareholders’ equity less goodwill and other intangible assets net of deferred taxes (excluding mortgage servicing rights) divided by assets less goodwill and other intangible assets net of deferred taxes (excluding mortgage servicing rights).

The PNC Financial Services Group, Inc.	Consolidated Financial Highlights (Unaudited)

RECONCILIATIONS OF “AS REPORTED” (GAAP) NET INCOME

AND DILUTED EPS TO “AS ADJUSTED” AMOUNTS

In millions, except per share data

THREE MONTHS ENDED	September 30, 2007			June 30, 2007
	Adjustments, Pretax	Net Income	Diluted EPS	Adjustments, Pretax	Net Income	Diluted EPS
Net income, as reported		$407	$1.19		$423	$1.22
Adjustments:
BlackRock LTIP (a)	$50	32	.09	$1
Integration costs (b)	43	30	.09	16	11	.03

Net income, as adjusted		$469	$1.37		$434	$1.25

	September 30, 2006
	Adjustments, Pretax	Net Income	Diluted EPS
Net income, as reported		$1,484	$5.01
Adjustments:
Gain on BlackRock/MLIM transaction (c)	$(2,078)	(1,293)	(4.36)
Securities portfolio rebalancing loss (c)	196	127	.43
Integration costs (b)	72	31	.10
Mortgage loan portfolio repositioning loss (c)	48	31	.10

Net income, as adjusted		$380	$1.28

NINE MONTHS ENDED	September 30, 2007			September 30, 2006
	Adjustments, Pretax	Net Income	Diluted EPS	Adjustments, Pretax	Net Income	Diluted EPS
Net income, as reported		$1,289	$3.85		$2,219	$7.46
Adjustments:
BlackRock LTIP (a)	$(1)	(1)
Integration costs (b)	72	49	.15	$91	39	.13
Gain on BlackRock/MLIM transaction (c)				(2,078)	(1,293)	(4.35)
Securities portfolio rebalancing loss (c)				196	127	.43
Mortgage loan portfolio repositioning loss (c)				48	31	.10

Net income, as adjusted		$1,337	$4.00		$1,123	$3.77

(a)	Includes the impact of the gain recognized in connection with PNC’s transfer of BlackRock shares to satisfy a portion of our BlackRock LTIP shares obligation and the net mark-to-market adjustment on our remaining BlackRock LTIP shares obligation, as applicable.
(b)	In addition to acquisition integration costs related to recent or pending PNC acquisitions reflected in the 2007 periods, all 2007 and 2006 periods presented include BlackRock/MLIM transaction integration costs. BlackRock/MLIM transaction integration costs recognized by PNC in 2007 were included in noninterest income as a negative component of the “Asset management” line item, which includes the impact of our equity earnings from our investment in BlackRock. The third quarter and first nine months of 2006 BlackRock/MLIM transaction integration costs were included in noninterest expense.
(c)	Included in noninterest income on a pretax basis.

The tables on pages 16-18 and the first table on page 19 represent reconciliations of certain “As Reported” (GAAP) amounts to “As Adjusted” amounts for certain specified items.

We have provided these adjusted amounts and reconciliations so that investors, analysts, regulators and others will be better able to evaluate the impact of these items on our results for the periods presented. We believe that information as adjusted for the impact of the specified items may be useful due to the extent to which these items are not indicative of our ongoing operations as the result of our management activities.

Adjusted information supplements our results as reported in accordance with GAAP and should not be viewed in isolation from, or as a substitute for, our GAAP results. Our 2006 Form 10-K includes additional information regarding our accounting for the prior year adjustments included in the tables above, the BlackRock/MLIM transaction and the BlackRock LTIP shares obligation. Our first and second quarter 2007 Form 10-Qs provide additional information regarding integration costs.

The PNC Financial Services Group, Inc.	Consolidated Financial Highlights (Unaudited)

RECONCILIATIONS OF “AS REPORTED” (GAAP) CONDENSED CONSOLIDATED

INCOME STATEMENT TO “AS ADJUSTED” AMOUNTS

In millions

THREE MONTHS ENDED	September 30, 2007			June 30, 2007
	As Reported	Adjustments	As Adjusted (a)	As Reported	Adjustments	As Adjusted (a)
Net interest income	$761		$761	$738		$738
Provision for credit losses	65		65	54		54
Noninterest income	990	$52	1,042	975	$2	977
Noninterest expense	1,099	(41)	1,058	1,040	(15)	1,025

Income before income taxes	587	93	680	619	17	636
Income taxes	180	31	211	196	6	202

Net income	$407	$62	$469	$423	$11	$434

THREE MONTHS ENDED	September 30, 2006
	As Reported	Adjustments	As Adjusted (b)
Net interest income	$567	$(3)	$564
Provision for credit losses	16		16
Noninterest income	2,943	(2,111)	832
Noninterest expense	1,167	(295)	872

Income before minority interest and income taxes	2,327	(1,819)	508
Minority interest in income of BlackRock	6	(6)
Income taxes	837	(709)	128

Net income	$1,484	$(1,104)	$380

NINE MONTHS ENDED	September 30, 2007			September 30, 2006
	As Reported	Adjustments	As Adjusted (c)	As Reported	Adjustments	As Adjusted (b)
Net interest income	$2,122		$2,122	$1,679	$(10)	$1,669
Provision for credit losses	127		127	82		82
Noninterest income	2,956	$4	2,960	5,358	(2,777)	2,581
Noninterest expense	3,083	(67)	3,016	3,474	(856)	2,618

Income before minority interest and income taxes	1,868	71	1,939	3,481	(1,931)	1,550
Minority interest in income of BlackRock				47	(47)
Income taxes	579	23	602	1,215	(788)	427

Net income	$1,289	$48	$1,337	$2,219	$(1,096)	$1,123

(a)	Third quarter 2007 amounts adjusted to exclude the impact of the following pretax items: (1) the net mark-to-market adjustment of $50 million on our remaining BlackRock LTIP shares obligation, and (2) acquisition and BlackRock/MLIM transaction integration costs totaling $43 million. For the second quarter of 2007, these adjustments totaled $1 million and $16 million, respectively. The net tax impact of these items is reflected in the adjustment to income taxes.

We believe that information as adjusted for the impact of these items may be useful due to the extent to which these items are not indicative of our ongoing operations as the result of our management activities. Integration costs can vary significantly from period to period depending on whether or not we have any such transaction pending or in process and depending on the size and nature of the transaction. Our BlackRock LTIP shares obligation results from an agreement entered into in 2002 and predominantly reflects the market price of BlackRock stock at specified times.

(b)	Amounts adjusted to exclude the impact of the following pretax items: (1) the gain of $2.078 billion on the BlackRock/MLIM transaction, (2) the loss of $196 million on the securities portfolio rebalancing, (3) BlackRock/MLIM transaction integration costs of $72 million for the third quarter of 2006 and $91 million for the first nine months of 2006, and (4) the mortgage loan portfolio repositioning loss of $48 million. The net tax impact of these items is reflected in the adjustment to income taxes. We believe that information as adjusted for the impact of these items may be useful due to the extent to which these items are not indicative of our ongoing operations as the result of our management activities. See pages 16 and 18-19 for additional information.

Additionally, the amounts are also adjusted as if we had recorded our investment in BlackRock on the equity method. We believe that providing amounts adjusted as if we had recorded our investment in BlackRock on the equity method for all periods presented provides a basis of comparability for the impact of the BlackRock deconsolidation given the magnitude of the impact on various components of our consolidated income statement.

(c)	Amounts adjusted to exclude the impact of the following pretax items: (1) the gain of $83 million recognized in connection with PNC’s transfer of BlackRock shares to satisfy a portion of our BlackRock LTIP shares obligation, (2) the net mark-to-market adjustment totaling $82 million on our remaining BlackRock LTIP shares obligation, and (3) acquisition and BlackRock/MLIM transaction integration costs totaling $72 million. The net tax impact of these items is reflected in the adjustment to income taxes.

The PNC Financial Services Group, Inc.	Consolidated Financial Highlights (Unaudited)

RECONCILIATION OF “AS REPORTED” (GAAP)

SELECTED RATIOS TO “AS ADJUSTED” RATIOS (a)

	Three months ended
	September 30 2007	June 30 2007	September 30 2006
Net interest margin, as reported			2.89%
Pretax impact of adjustments			(.01)

Net interest margin, as adjusted			2.88%

Noninterest income to total revenue, as reported	57%		84%
Pretax impact of adjustments	1		(24)

Noninterest income to total revenue, as adjusted	58%		60%

Efficiency, as reported	63%	61%	33%
Pretax impact of adjustments	(4)	(1)	29

Efficiency, as adjusted	59%	60%	62%

Return on:
Average common shareholders’ equity, as reported	11.25%	11.61%	65.94%
After-tax impact of adjustments	1.71	.30	(49.06)

Average common shareholders’ equity, as adjusted	12.96%	11.91%	16.88%

Average assets, as reported	1.27%	1.38%	6.17%
After-tax impact of adjustments	.19	.03	(4.59)

Average assets, as adjusted	1.46%	1.41%	1.58%

	Nine months ended
	September 30 2007	September 30 2006
Noninterest income to total revenue, as reported		76%
Pretax impact of adjustments		(15)

Noninterest income to total revenue, as adjusted		61%

Efficiency, as reported	61%	49%
Pretax impact of adjustments	(2)	13

Efficiency, as adjusted	59%	62%

Operating leverage, as reported	(17)%
Pretax impact of adjustments	22

Operating leverage, as adjusted (b)	5%

Return on:
Average common shareholders’ equity, as reported	12.62%	33.87%
After-tax impact of adjustments	.48	(16.74)

Average common shareholders’ equity, as adjusted	13.10%	17.13%

Average assets, as reported	1.44%	3.17%
After-tax impact of adjustments	.06	(1.57)

Average assets, as adjusted	1.50%	1.60%

(a)	Adjustments reflected in these reconciliations are disclosed on pages 16-17.
(b)	See “Operating Leverage” table on page 19.

The PNC Financial Services Group, Inc.	Consolidated Financial Highlights (Unaudited)

OPERATING LEVERAGE (a) NINE MONTHS ENDED	September 30, 2007		September 30, 2006		Change
Dollars in millions	As Reported	As Adjusted (b)	As Reported	As Adjusted (b)	As Reported	As Adjusted
Net interest income	$2,122	$2,122	$1,679	$1,669
Noninterest income	2,956	2,960	5,358	2,581

Total revenue	$5,078	$5,082	$7,037	$4,250	(28)%	20%

Noninterest expense	$3,083	$3,016	$3,474	$2,618	(11)%	15%

Operating leverage					(17)%	5%

(a)	See also the reconciliation of the “As Reported” operating leverage ratio to the “As Adjusted” ratio on page 18. Operating leverage is presented on a nine-month basis only due to quarterly variations and the impact of seasonality on revenues and expenses.
(b)	See adjusted results and related disclosures on page 14.

TAXABLE-EQUIVALENT NET INTEREST INCOME

The interest income earned on certain assets is completely or partially exempt from federal income tax. As such, these tax-exempt instruments typically yield lower returns than taxable investments. To provide more meaningful comparisons of yields and margins for all earning assets, we also provide revenue on a taxable-equivalent basis by increasing the interest income earned on tax-exempt assets to make it fully equivalent to interest income earned on taxable investments. This adjustment is not permitted under GAAP in the Consolidated Income Statement.

The following is a reconciliation of net interest income as reported in the Consolidated Income Statement to net interest income on a taxable-equivalent basis:

	Three months ended			Nine months ended
In millions	September 30 2007	June 30 2007	September 30 2006	September 30 2007	September 30 2006
Net interest income, GAAP basis	$761	$738	$567	$2,122	$1,679
Taxable-equivalent adjustment	6	8	7	20	20

Net interest income, taxable-equivalent basis	$767	$746	$574	$2,142	$1,699